UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc: Issuance of New Shares
THE HAGUE, The Netherlands, September 19, 2011/PRNewswire-FirstCall/ --
Royal Dutch Shell plc (NYSE: RDS.A) (NYSE: RDS.B) announces that it has today issued 22,265,954 A Ordinary shares in relation to the scrip dividend programme for the second quarter 2011 interim dividend.
Following this issue and the cancellation of shares previously bought back and announced, the total number of A shares in issuance is 3,641,273,423 and the total number of B shares is 2,676,187,490. Royal Dutch Shell plc holds no ordinary shares in Treasury.

Royal Dutch Shell plc
The Hague, September, 19th, 2011

    ENQUIRIES:

    Shell Media Relations:

    International, UK, European Press             +31-70-377-3600

    Shell Investor Relations:

    The Hague: Tjerk Huysinga                     +31-70-377-3996
    USA: Ken Lawrence                             +1-713-241-2069

Source: Royal Dutch Shell plc
--------------------------------------------------------------
 This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 19 September 2011	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary